UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
P.T. Indosat Tbk

(Name of Issuer)
Series B Common Shares, par value Rp.100 per share

(Title of Class of Securities)
715680 10 4

(CUSIP Number)
Pek Siok Lan
STT Communications Ltd
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
Telephone: (65) 6723 8668
Facsimile: (65) 6720 7277
Copy to:
Michael W. Sturrock, Esq.
Latham & Watkins LLP
9 Raffles Place #42-02
Singapore 048619
Telephone: (65) 6536 1161
Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 6, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715680 10 4	Page	2	of	11

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,217,590,000(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,217,590,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,217,590,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of Asia Mobile Holdings Pte. Ltd (“AMH”).
(2) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd and its subsidiaries.

CUSIP No.	715680 10 4	Page	3	of	11

1	NAMES OF REPORTING PERSONS Singapore Technologies Telemedia Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,217,590,000(3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,217,590,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,217,590,000(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(3) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	4	of	11

1	NAMES OF REPORTING PERSONS STT Communications Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,217,590,000(4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,217,590,000(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,217,590,000(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(4) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	5	of	11

1	NAMES OF REPORTING PERSONS Asia Mobile Holding Company Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,217,590,000(5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,217,590,000(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,217,590,000(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(5) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	6	of	11

1	NAMES OF REPORTING PERSONS Asia Mobile Holdings Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,217,590,000(6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,217,590,000(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,217,590,000(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(6) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	7	of	11

1	NAMES OF REPORTING PERSONS Indonesia Communications Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,171,250,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,171,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,171,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 715680 10 4	Page 8 of 11
This Amendment No. 6 amends the Schedule 13D previously filed by STT Communications Ltd. (“STT Comm”) with the Securities and Exchange Commission (“SEC”) on January 29, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT Comm with the SEC on December 22, 2003, Amendment No. 2 to the Schedule 13D filed by STT Comm with the SEC on January 11, 2005, Amendment No. 3 to the Schedule 13D filed by STT Comm with the SEC on December 29, 2006, Amendment No. 4 filed by STT Comm with the SEC on January 19, 2007, and Amendment No. 5 filed by STT Comm with the SEC on March 9, 2007 (the “Statement”) with respect to the Series B Common Shares, par value 100 Rupiah per share (the “Series B Shares”), of P.T. Indosat Tbk, an Indonesian corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.
Item 4. Purpose of Transaction
Item 4 is amended to include the following paragraphs:
On June 6, 2008, Qatar Telecom (Qtel) Q.S.C. (“Qtel”) entered into an agreement (the “Share Purchase Agreement”) with STT Comm to acquire a 100% ownership interest in Indonesia Communications Limited (“ICL”) and Indonesia Communications Pte. Ltd. (“ICPL”) (the shares of ICL and ICPL to be acquired pursuant to the Share Purchase Agreement are collectively referred to herein as the “Sale Shares”) from Asia Mobile Holdings Pte. Ltd. (“AMH”) for an aggregate consideration of S$2,400,000,000 (the “Consideration”). The Consideration consisted of a purchase price of S$1,538,934,272 for the Sale Shares and the assignment of an aggregate amount of S$861,065,728 in loans payable by ICL and ICPL to AMH (the “Loans”).
Pursuant to the Share Purchase Agreement, the Shareholders Agreement was terminated with effect from June 6, 2008.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is amended to include the following paragraphs:
Pursuant to the Share Purchase Agreement, AMH’s beneficial ownership of ICL and ICPL (along with all related risks of ownership thereof) was transferred to Qtel on June 6, 2008 (the “First Completion Date”). Concurrently with such transfer, all of AMH’s legal and beneficial ownership to the Loans (along with all related risks of ownership thereof) was also transferred to Qtel on the First Completion Date. Qtel shall pay to AMH the Consideration on or before June 26, 2008 and payment of the Consideration is not subject to any conditions (including the transfer of legal title to the Sale Shares which shall occur on June 26, 2008 (the “Second Completion Date”)). The legal title to the Sale Shares shall be transferred from AMH to Qtel on the Second Completion Date and there are no conditions to such transfer.
Further, pursuant to the Share Purchase Agreement, STT Comm and Qtel have agreed, among other things, that on and from the First Completion Date up to the Second Completion Date:
•	AMH shall exercise all voting rights conferred upon it as holder of the Sale Shares in relation to any matter tabled by either ICL or ICPL for the approval of AMH (in its capacity as a shareholder of ICL or ICPL, as the case may be) in accordance with any written directions or instructions from Qtel; and

•	AMH shall cause each of ICL and ICPL to exercise all voting rights conferred upon it as holder of the shares of the Issuer in relation to any matter tabled by the Issuer for the approval of its shareholders in accordance with any written directions or instructions from Qtel, in each case, other than such matters relating to the appointment or resignation of the directors and/or commissioners of the Issuer and the amendment of the Issuer’s articles of association.
The descriptions of the Share Purchase Agreement contained herein are qualified in their entirety by reference to such document, which is incorporated herein by reference.

CUSIP No. 715680 10 4	Page 9 of 11
Item 7. Material to be Filed as Exhibits
1.	Share Purchase Agreement dated June 6, 2008 between STT Communications Ltd and Qatar Telecom (Qtel) Q.S.C.*
*	Incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Qatar Telecom (Qtel) Q.S.C. on June 12, 2008.

CUSIP No. 715680 10 4	Page 10 of 11
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2008	TEMASEK HOLDINGS (PRIVATE) LIMITED
By : /s/ Jeffrey Chua
Name : Jeffrey Chua
Title : Managing Director, Legal & Regulations

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
By : /s/ Pek Siok Lan
Name : Pek Siok Lan
Title : Company Secretary

STT COMMUNICATIONS LTD
By : /s/ Pek Siok Lan
Name : Pek Siok Lan
Title : Company Secretary

ASIA MOBILE HOLDING COMPANY PTE. LTD.
By : /s/ Pek Siok Lan
Name : Pek Siok Lan
Title : Company Secretary

ASIA MOBILE HOLDINGS PTE. LTD.
By : /s/ Pek Siok Lan
Name : Pek Siok Lan
Title : Company Secretary

INDONESIA COMMUNICATIONS LIMITED
By : /s/ Pek Siok Lan
Name : Pek Siok Lan
Title : Authorized Signatory

CUSIP No. 715680 10 4	Page 11 of 11

Exhibit Index
1.	Share Purchase Agreement dated June 6, 2008 between STT Communications Ltd and Qatar Telecom (Qtel) Q.S.C.*

*	Incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Qatar Telecom (Qtel) Q.S.C. on June 12, 2008.